Exhibit 13

Media release
Rio Tinto details $42.8 billion of direct economic contribution and $6.6 billion of taxes and royalties paid globally in 2018
9 April 2019
Rio Tinto has published its latest Taxes paid report detailing the $6.6 billion of taxes and royalties paid globally in 2018, up from $5.1 billion in 2017. The report also outlines Rio Tinto’s direct economic contribution of $42.8 billion during 2018.
Australia accounted for the largest portion of the taxes and royalties paid ($4.8 billion), with significant amounts also paid in Canada ($386 million), Chile ($332 million), the United States ($331 million), Mongolia ($308 million), Europe ($146 million) and Africa ($132 million).
Rio Tinto chief financial officer Jakob Stausholm said “The taxes we pay to national, regional and local governments are an important element of the contribution we make to the societies in which we operate. Our payments enable various governments to provide essential services to communities and to invest for the future.
“Our overall contribution is far broader than the taxes and royalties we pay, including direct investment in communities, job creation and significant investments with suppliers. In 2018 alone, Rio Tinto’s direct economic contribution globally was $42.8 billion, including payments to 37,000 suppliers in over 120 locations.”
Since Rio Tinto voluntarily published its first Taxes paid report in 2010, the company has paid $63.0 billion of taxes and royalties globally of which $45.8 billion was paid in Australia.
Notes for editors
Direct economic contribution includes payments to suppliers, payables to governments, (which includes charges for corporate income tax, government royalties, employer payroll taxes and other tax charges), payments to employees (wages), returns on capital invested in operations, non-government payments and community contributions.

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